UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 42)*

Boulder Growth & Income Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101507101

(CUSIP Number)

Stephen C. Miller, Esq.

Rocky Mountain Advisers, LLC

2121 E. Crawford Place

Salina, KS 67401

(785) 823-3097

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peak Trust Company-AK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 45,344,694

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 45,344,694

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,344,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.90%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,787,963

	8.	Shared Voting Power 45,344,694

	9.	Sole Dispositive Power 1,787,963

	10.	Shared Dispositive Power 45,344,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,344,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.90%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,689,062

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,689,062

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,689,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.56%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,053,365

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,053,365

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,053,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.95%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 7,629,606

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,629,606

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,629,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.55%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of New York and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 5,543,695

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,543,695

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,543,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stewart R. Horejsi Trust No. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,411,987

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,411,987

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.39%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 657,098

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 657,098

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,098

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.65%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John X. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 791,887

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 791,887

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack S. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 926,677

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926,677

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.92%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Amanda N. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 926,677

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926,677

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.92%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Courtney M. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 926,677

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 926,677

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 926,677

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.92%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan L. Ciciora

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 39,560

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 39,560

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBT 2019 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) OO

Amendment No. 42 to Statement on Schedule 13D

This Amendment No. 42 further amends the statement on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Shares”), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this statement are hereby amended as set forth below.  This amendment is being filed by:

•                  Peak Trust Company-AK (“PTC”), Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Lola Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the Stewart West Indies Trust (the “West Indies Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”); Susan L. Ciciora, a  direct beneficial owner of Shares; and, by virtue of the relationships described previously in this statement, Stewart R. Horejsi (together, the “Prior Reporting Persons”); and

•                  By virtue of the transfer and receipt of Shares described below, the LBT 2019 Trust (the “2019 Trust”), John S. Horejsi Trust (the “John Horejsi Trust”), John X. Ciciora Trust (the “John Ciciora Trust”), Jack S. Ciciora Trust (“Jack Trust”), Amanda N. Ciciora Trust (“Amanda Trust”) and Courtney M. Ciciora Trust (“Courtney Trust”) (together, the “New Reporting Persons”).

Item 2.   Identity and Background.

No change except for the addition of the following:

(a)                                 This statement is filed by the New Reporting Persons (together with the Prior Reporting Persons, the “Reporting Persons”).

(b-c)                       In accordance with Item 2 (b-c), the principal business, principal office address and state of organization and domicile of the New Reporting Persons are as follows:

Name	Principal Business	Address of Principal Office	State of Organization and Domicile.
2019 Trust

An irrevocable trust created by PTC pursuant to authority granted the trustee of the Lola Trust to divide the Lola Trust into separate shares for the benefit of the Lola Trust beneficiaries: presently, Stewart R. Horejsi, Susan L. Ciciora, John S. Horejsi, John X. Ciciora, Jack S. Ciciora, Amanda N. Ciciora and Courtney M. Ciciora.

		c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.
John Horejsi Trust	An irrevocable discretionary trust settled by John S. Horejsi, the son of Stewart R. Horejsi	c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.
John Ciciora Trust	An irrevocable discretionary trust settled by John X. Ciciora, the son-in-law of Stewart R. Horejsi	c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.
Jack Trust	An irrevocable discretionary trust settled by Jack S. Ciciora, the grandson of Stewart R. Horejsi	c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.
Amanda Trust	An irrevocable discretionary trust settled by Amanda N. Ciciora, the granddaughter of Stewart R. Horejsi	c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.
Courtney Trust	An irrevocable discretionary trust settled by Courtney M. Ciciora, the granddaughter of Stewart R. Horejsi	c/o Peak Trust Company-AK 3000 A Street - Suite 200 Anchorage, AK 99503	Organized under the laws of and domiciled in Alaska.

(d)                                 None of the Reporting Persons have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each New Reporting Person is organized under the laws of and domiciled in Alaska.

Item 3.   Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

On January 16, 2020, the Lola Trust distributed 5,678,000 Shares to the 2019 Trust for estate planning purposes with respect to members of the family of Stewart R. Horejsi.  No consideration was exchanged in respect of the distribution or receipt of the Shares.  The Lola Trust distributed the Shares to the 2019 Trust pursuant to its governing trust instrument on behalf of its current beneficiaries: Stewart R. Horejsi, Susan L. Ciciora, John S. Horejsi, John X. Ciciora, Jack S. Ciciora, Amanda N. Ciciora and Courtney M. Ciciora (together, the “Beneficiaries” and each a “Beneficiary”).   The foregoing Beneficiaries are also the current sole beneficiaries under the 2019 Trust. Under the terms of the 2019 Trust, each Beneficiary has the right to appoint their respectively allocated Shares in their discretion.  In this regard:

•                  On January 21, 2020, Stewart R. Horejsi appointed 657,098 Shares to the West Indies Trust;

•                  On January 28, 2020, Susan L. Ciciora appointed 791,887 Shares to the Susan Trust;

•                  On February 4, 2020, John S. Horejsi appointed 657,098 Shares to the John Horejsi Trust;

•                  On April 28, 2020, John X. Ciciora appointed 791,887 Shares to the John Ciciora Trust;

•                  On April 28, 2020, Jack S. Ciciora appointed 926,677 Shares to the Jack Trust;

•                  On April 28, 2020, Amanda N. Ciciora appointed 926,677  Shares to the Amanda Trust; and

•                  On April 28, 2020, Courtney M. Ciciora appointed 926,677 Shares to the Courtney Trust.

No consideration was exchanged in respect of the foregoing appointment of the Shares. After the Beneficiaries appointed the Shares on April 28, 2020, the 2019 Trust was no longer the owner of any Shares.

Item 4.   Purpose of Transaction.

No change except for the addition of the following:

The 2019 Trust acquired and transferred the Shares as described in Item 3 above.  The West Indies Trust, Susan Trust, John Horejsi Trust, John Ciciora Trust, Jack Trust, Amanda Trust and Courtney Trust acquired the Shares as described in Item 3 above.

Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the

Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.   Interest in Securities of the Issuer.

No change except for the following:

(a) The beneficial ownership percentage for each Reporting Person is calculated based on information provided by the Company that there were 100,989,784 Shares outstanding as of April 30, 2020 (the “Outstanding Shares).” The following Ownership Table sets forth the ownership by each of the Reporting Persons:

OWNERSHIP TABLE
Reporting Person	Description of Ownership	Shares Owned	Percentage Owned
Ernest Trust	Direct beneficial owner	12,689,062	12.56%
Lola Trust	Direct beneficial owner	11,053,365	10.95%
Susan Trust	Direct beneficial owner	7,629,606	7.55%
West Indies Trust	Direct beneficial owner	1,787,963	1.77%
Mildred Trust	Direct beneficial owner	5,543,695	5.49%
SRH Trust	Direct beneficial owner	2,411,987	2.39%
2019 Trust	Direct beneficial owner	0	0.00%
John Horejsi Trust	Direct beneficial owner	657,098	0.65%
John Ciciora Trust	Direct beneficial owner	791,887	0.78%
Jack Trust	Direct beneficial owner	926,677	0.92%
Amanda Trust	Direct beneficial owner	926,677	0.92%
Courtney Trust	Direct beneficial owner	926,677	0.92%
Susan L. Ciciora	Direct beneficial owner	39,560	0.04%

(b) PTC is presently the sole trustee of the 2019 Trust, Ernest Trust, Lola Trust, Susan Trust, West Indies Trust, Mildred Trust, SRH Trust, John Horejsi Trust, John Ciciora Trust, Jack Trust, Amanda Trust and Courtney Trust (together, the “Horejsi Trusts”) and may be deemed to control the Horejsi Trusts.

(c) By virtue of the relationships reported in this statement, the West Indies Trust  (i.e., the sole owner of PTC ) may be deemed to be the indirect beneficial owner of the 45,344,694 Shares indirectly beneficially held by PTC (which includes the Shares directly beneficially held by each of the Horejsi Trusts), or approximately 44.90% of the Outstanding Shares.

(d) By virtue of the relationships reported in this statement, PTC may be deemed to be the indirect beneficial owner of the 45,344,694 Shares directly beneficially held by the Horejsi Trusts, or approximately 44.90% of the Outstanding Shares.

(e) By virtue of the relationships reported in this statement, Stewart R. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Mr. Horejsi disclaims all such beneficial ownership.

(f) Except as specifically set forth above in connection with PTC, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

(g) Each of the Trusts named in paragraph (a) above and Ms. Ciciora have the power to vote and to direct the vote as well as power to dispose and to direct the disposition of their respective Shares.  By virtue of the relationships described in this statement, the West Indies Trust and PTC may be deemed to share the indirect power to vote and to direct the vote as well as the indirect power to dispose and to direct the disposition of such Shares held by the respective Reporting Person as described above.

(h) By virtue of the relationships described in this statement, the West Indies Trust and PTC may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Shares held by the respective Reporting Persons as described above.

(i) The directors of PTC are Matthew Blattmachr, Brandon Cintula, Douglas Blattmachr, Richard Thwaites, Stephen Miller and Joel Looney and may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by PTC on behalf of the other Reporting Persons, but each such director disclaims all such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except for the addition of the following:

The Ernest Trust, Lola Trust, Susan Trust, West Indies Trust, Mildred Trust, SRH Trust, 2019 Trust, John Horejsi Trust, John Ciciora Trust, Jack Trust, Amanda Trust, Courtney Trust, Susan L. Ciciora and Stewart R. Horejsi expressly affirm that, for the reasons described in Item 6 of Amendment No. 41 of this statement and, with respect to the New Reporting Persons, by virtue of being subject to the Transfer LO Agreement identified therein, they constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 7.	Materials to be filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A

Joint Filing Agreement, dated as of May 27, 2020, by and among the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, LBT 2019 Trust, John S. Horejsi Trust, John X. Ciciora Trust, Jack S. Ciciora Trust, Amanda N. Ciciora Trust, Courtney M. Ciciora Trust, Susan L. Ciciora, Peak Trust Company-AK and Stewart R. Horejsi.

B

Notice and Transfer Agreement dated as of January 14, 2020, by and among the Lola Brown Trust No. 1B as transferor; and LBT 2019 Trust, John S. Horejsi Trust, John X. Ciciora Trust, Jack S. Ciciora Trust, Amanda N. Ciciora Trust and Courtney M. Ciciora Trust, as transferees.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 27,  2020

/s/ Matthew Blattmachr

Matthew Blattmachr, President of Peak Trust Company-AK, trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, LBT 2019 Trust, John S. Horejsi Trust, John X. Ciciora Trust, Jack S. Ciciora Trust, Amanda N. Ciciora Trust and Courtney M. Ciciora Trust

/s/ Matthew Blattmachr
Matthew Blattmachr, President of Peak Trust Company-AK

/s/ Susan L. Ciciora
Susan L. Ciciora

/s/ Stewart R. Horejsi
Stewart R. Horejsi